Exhibit 99.1

Steakholder Foods Announces Acquisition of Twine Solutions

Existing Steakholder Shareholders Retain Majority Stake; Twine Shareholders Previously Invested in Steakholder and
Provided Convertible Loan Since Converted into Equity, Both at a Substantial Premium

Strategic Acquisition To Position the Combined Company As A Digital Printing Pioneering Force Geared Towards
Global Trends Of Smart Manufacturing and Supply Chain Optimization

Since its foundation, Twine has installed more than 30 systems at leading brands, dye houses and textile fulfillers and is working to fill more than $1 million in open orders

Rehovot, Israel, Nov. 04, 2025 (GLOBE NEWSWIRE) – Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in 3D printing technologies for alternative proteins, today announced that it has acquired Twine Solutions Ltd., a transformative force in the digital dyeing of thread and yarn, adding Twine’s technological abilities to its existing digital printing abilities in the foodtech industry. According to the acquisition agreement, Twine’s erstwhile shareholders received a minority stake of approximately 20% (including milestone-based equity) in Steakholder Foods in return for all outstanding shares of Twine on a fully-diluted basis.

The acquisition of Twine by Steakholder is a first step in creating a global digital technology powerhouse with the capability to revolutionize multiple traditional industries including Steakholder’s existing food industry, as well as in creating a new paradigm in the fashion and textile through advanced manufacturing and supply chain solutions provided by Twine.

The acquisition is designed to combine two transformative platforms: Steakholder’s pioneering 3D food printing technology and Twine’s revolutionary digital dyeing systems. Twine’s impressive technological achievements include developing the world’s first digital thread and yarn dyeing system that uses a waterless process, protected by 10 granted and pending patents. Twine’s innovative solution empowers businesses to bring their thread dyeing processes in-house, dramatically reducing time to market while enabling unprecedented customization for sewing, knitting, and embroidery applications. Together, the companies intend to explore commercial applications across a range of industries, with an eye on speed, personalization, sustainability, and scale.

Twine is revolutionizing the $120 billion textile thread and yarn industry through its proprietary digital dyeing textile technology. By transforming the supply chain paradigm to on-demand dyeing solutions, Twine is generating significant economic change and positive ecological impact, already establishing strategic partnerships with global giants including Zara and COATS Group.

Arik Kaufman, Chief Executive Officer of Steakholder Foods, commented, “With the acquisition of Twine, Steakholder Foods enters a new phase of growth – expanding our digital printing capabilities beyond foodtech and into adjacent industries with tremendous potential. We are well positioned to pursue such strategic opportunities with stability and confidence, creating a powerful platform for innovation, commercialization, and long-term value creation.”

“We’re excited to mark this new chapter for Twine as part of Steakholder Foods,” said Allon Maoz, CEO of Twine Solutions. “Coming right after our successful participation at ITMA ASIA in Singapore – where we introduced the TwineX1 and engaged with several strong partners and prospects from across Asia – this acquisition positions us perfectly to accelerate our global growth. Together with Steakholder Foods, we’ll continue advancing our vision of sustainable, digital, waterless thread and yarn dyeing solutions for the textile industry.”

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

About Twine Solutions

Founded in 2015, Twine is disrupting the textile industry with its proprietary waterless thread and yarn dyeing technology. By eliminating the need for traditional dye baths and cumbersome supply chain, Twine’s systems enable on-demand, sustainable color application directly at the point of production— accelerating time-to-market, saving water and reducing waste. Serving leading fashion, apparel, accessories and home décor brands, Twine empowers manufacturers to meet both operational and environmental goals without compromising on color quality or performance. With cutting-edge solutions like the Twine X series, Twine is paving the way for a smarter and more efficient future in textile production.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ and Twine’s businesses, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ and Twine’s business operations and financial performance and condition and the plans, objectives, and expectations of the business operations and financial performance and condition of the combined entity. In addition, forward-looking statements in this press release include the completion of final due diligence, the execution of definitive agreements, approval by Steakholder shareholders at a general meeting and the satisfaction of customary closing conditions. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change overtime, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 31, 2025.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

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